Lloyds TSB Group plc 25 Gresham Street London EC2V 7HN Telephone: 020 7356 1422 Facsimile: 020 7356 2141 Tim Tookey Acting Group Finance Director

By Fax (+1 202 772 9210), mail and Edgar

Mr John Nolan
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549-0408
United States of America
26 September 2008

Dear Mr Nolan,

Re:	Lloyds TSB Group plc
2007 Form 20-F filed 5 June 2008
File number: 001-15246

Thank you for your letter dated 5 September 2008, setting out the staff’s comments on the above filing of Lloyds TSB Group plc (the “2007 Form 20-F”). Our responses to the comments are set out in the appendix to this letter. References herein to the “Company” are to Lloyds TSB Group plc and to the “Group” are to the Company and its subsidiaries.

On behalf of the Company, I acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•
staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ TJW Tookey
T J W Tookey
Acting Group Finance Director
For Lloyds TSB Group plc

Lloyds TSB Group plc is registered in Scotland no. 95000
Registered office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH

Appendix
To facilitate the staff’s review, we have reproduced the comments from your letter in bold face text. Our response follows each comment.

Comment 1
Form 20-F for the year ended 31 December 2007
Business and activities of Lloyds TSB Group, Recent Developments, page 12

We note the “Interim management statement – key highlights” section states the impact of “'market dislocation” on profit before tax in the Wholesale and International Banking segment for the first quarter of 2008 was £387 million and the Company is on track to deliver a good performance in the first half of 2008. We also note the interim financial statements for the six-month period ended 30 June 2008, filed in Form 6-K dated 30 July 2008, indicate statutory profit before tax for the period was £599 million, a 70% reduction compared to 2007, due to a “market dislocation” of £585 million.  Considering the significance of the “market dislocation” measure, which appears to be 98% of statutory profits before tax as of 30 June 2008, please provide us with the following information regarding the use of this financial measure:

•
Tell us and in future filings define the “market dislocation” measure, state how it is determined, describe the methodology used to quantify this measure and explain why separate disclosure of this measure is meaningful to investors;

•
Consider in your response the significant disclosure of the “market dislocation” measure in the discussion of the operating results of the Company for the period ended 30 June, 2008 which includes the following:

o	The “Summary of Results” section on page 10 discloses the separate impact of the “market dislocation” measure as it relates to total income, operating expenses, impairment and profit before tax.

o
The Group Finance Director's Interim Management Report regarding the operating results of the Company as of 30 June 2008 discusses operating results, income growth indexes and the ratio of impairment charges to average lending percentages, exclusive of the impact of market dislocation.

•	Consider the guidance in Item 10.e of Regulation S-K regarding the use of non-GAAP financial measures in foreign filings when you file the Form 20-F for fiscal 2008.

Response 1
The amounts disclosed as “market dislocation” write downs in the Company’s Form 6-K dated 30 July 2008 reflect the impact of recent capital market turbulence on certain legacy assets. The legacy portfolio is a pool of assets that is no longer considered to be within the Company’s risk appetite and includes asset-backed securities (‘ABS’) in the trading book, ABS collateralised debt obligations, structured investment vehicle capital notes and proprietary secondary loan trading. These assets are managed and reported separately from the ongoing business.

The write downs are shown as a £477m reduction in other income and a £108m increase in impairment.  The Group applies its current accounting policies and practices to determine the valuation and income statement impact of these assets.

The information provided within the Group’s interim results provides the reader with the Group’s statutory results as well as its results on a continuing businesses basis. In order to provide an overview of the impact of market dislocation on the Group’s results and to allow the reader to gain a clearer understanding of the underlying development of the business, the continuing businesses basis interim results were presented both including and excluding market dislocation in the Summary of Results section. We attempted to present the

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information in a format that allowed the reader to easily extract the information they required and that reconciled the two bases.

We recognise that profit before tax before the impact of market dislocation is a non-GAAP financial measure and will ensure that the Company’s disclosures included in its 2008 Form 20-F comply with Item 10(e) of Regulation S-K.

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 Comment 2
Form 20-F for the year ended 31 December 2007
Business and activities of Lloyds TSB Group, Recent Developments, page 12

We note the “Building strong customer relationships” section on page 12 of the Form 6-K filed on 30 July 2008 states the “market dislocation” measure includes impairment charges, and reductions in income related to mark-to-market adjustments in legacy trading portfolio and write-downs of a number of Asset Backed Securities and Structured Investment Vehicle Capital Notes. Please provide us with the following information:

•	Tell us why the Company did not include a similar discussion of “market dislocation” in the "Operating and financial review and prospects" section of the Form 20-F for 2007.

•	Consider in your response the statement in the “Summary of Results” section on page 6 of the Form 6-K that the equivalent market dislocation for the six months ended 31 December 2007 was £280 million.

Response 2
So as to limit the number of non-GAAP measures used by the Company, the 2007 Form 20-F did not separately present the Group’s profit before tax before the impact of market dislocation and did not, therefore, include a separate discussion of market dislocation in the Operating and Financial Review section. However, the relevant line item commentaries included a discussion of each of the constituent parts of the impact of market dislocation.

Market dislocation was identified as one of the drivers of the reduction in the Group’s other income compared with 2006 (page 17 of the 2007 Form 20-F) and of the reduced profit before tax within Wholesale and International Banking (page 34 of the 2007 Form 20-F). The impact of market dislocation on Wholesale and International Banking’s other income and impairment charge was also included within the segmental commentaries on page 34.

In addition, the Company provided on page 18 of the 2007 Form 20-F a discussion of the Group’s exposure to categories of assets, including the legacy portfolio referred to in response 1, the values of which had been affected by the capital market uncertainties.

Appendix

Comment 3
Financial Statements for the Period Ended 31 December 2007
Note 3, Segmental Analysis, page F-17

We note the Company has restated its fiscal 2007 segment operating results in the 30 June 2008 interim financial statements due to a change starting on 1 January 2008 of its basis for allocating certain funding costs from the Central Group segment to individual divisions as part of its transition to Basel Il. Refer to Note 2, Segment Analysis, on page 44 of the unaudited interim financial statements of the Company as of 30 June, 2008 filed in Form 6-K dated 30 July 2008.  Please provide us the following information:

•
Tell us and explain in future filings why the transitioning to Basel II has impacted the allocation of the funding costs from the Central Group to individual division considering the intra-segment allocations are netted in the consolidated financial statements.

•
Describe the reasons why the expected change in accounting policies regarding segment disclosure beginning in January 2008 were not described in the notes to the financial statements as of 31 December 2007 or in the "Business and activities of Lloyds TSB Group, Recent Developments" section on page 12 of the Form 20-F for 2007.

•	State why the “Operating and financial review and prospect” section in the Form 20-F for 2007 did not discuss the expected effects of this change on future segment operating results.

Response 3
Tell us and explain in future filings why the transitioning to Basel II has impacted the allocation of the funding costs from the Central Group to individual division considering the intra-segment allocations are netted in the consolidated financial statements.

The Company disclosed in its Form 6-K dated 11 July 2008 and its Form 6-K dated 30 July 2008 that “As part of Lloyds TSB Group’s transition to Basel II on 1 January 2008, the Group has updated its capital and liquidity pricing methodology”. Further information on these changes is set out below and we will enhance our disclosures on this matter in future filings.

The Group’s methodology for allocating and charging for the component parts of capital is dependent upon the risk weighted assets of each unit. These were calculated under Basel I rules until 31 December 2007 and have been calculated under Basel II rules since 1 January 2008. As the risk-weighted assets are now calculated on a different basis, the Group concluded that it was appropriate to amend its capital allocation methodology.

The Group methodology was also improved by including a liquidity component, based on the maturity profile of each business, in the cost of funding. This methodology is an improvement over the previous methodology as businesses are now required to take into account the Group’s funding costs for the maturity profile of their products; and rewards those businesses that provide the Group with long-term stable deposits.

As disclosed in the above Form 6-Ks, the main difference resulting from the new approach is the allocation of a greater share of certain funding costs, previously allocated to the Central group items segment, to the other divisions.

Describe the reasons why the expected change in accounting policies regarding segment disclosure beginning in January 2008 were not described in the notes to the financial statements as of 31 December 2007 or in the "Business and activities of

Appendix

Lloyds TSB Group, Recent Developments" section on page 12 of the Form 20-F for 2007.

State why the “Operating and financial review and prospect” section in the Form 20-F for 2007 did not discuss the expected effects of this change on future segment operating results

The Group did not complete its review of its capital and pricing methodology until early July 2008 and released the restated segmental disclosures on 11 July 2008. As the Group had not reached any conclusions at the time the Company filed its 2007 Form 20-F, it was not possible to discuss the nature of or the expected effects of this change in the Company’s 2007 Form 20-F.

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Comment 4
Note 18. Loans and advances to customers, page F-30

We refer to the “Securitizations” section that states the Company in 2007 entered into a synthetic securitization of £1,572 million using credit default swaps and a securitization of £2,753 million using a combination of credit default swaps and external funding.  Please tell us and in future filings discuss:

•	How the Company establishes the creditworthiness of the counterparty in the credit default swaps on an ongoing basis after the securitization was finalized.

•
Discuss any material credit default swap exposure to monoline financial guarantors.  Refer to Note 4 of the interim financial statements as of 30 June 2008, filed in Form 6-K dated 31 July 2008) that states the Company recorded adverse credit valuation adjustments of £183 million with respect to two monoline financial guarantors in the form of credit default swap protection.

Response 4
How the Company establishes the creditworthiness of the counterparty in the credit default swaps on an ongoing basis after the securitization was finalized.

The Group’s control procedures are based upon a hierarchical approach to control, driven by the size of the exposure and the nature of the risk. The Group’s credit policy details target and risk acceptance criteria for all counterparties and requires that transactions outside of these parameters are sanctioned at a higher level of authority than transactions within the parameters.

The Group’s credit policy also requires that all credit risks are evaluated on a continuing basis with relationship managers and independent credit managers jointly responsible for ensuring that any deterioration in the creditworthiness of a customer is promptly identified and escalated, as appropriate.

All credit default swap (‘CDS’) counterparties are assessed using the Group’s established credit assessment procedures, including the allocation of a credit rating, and credit limits are sanctioned in accordance with the Group’s internal delegated authorities and credit committees. As required by the policy, counterparties are subject to ongoing monitoring of their creditworthiness and the internal credit limit is reviewed at least annually.

Discuss any material credit default swap exposure to monoline financial guarantors.  Refer to Note 4 of the interim financial statements as of 30 June 2008, filed in Form 6-K dated 31 July, 2008) that states the Company recorded adverse credit valuation adjustments of £183 million with respect to two monoline financial guarantors in the form of credit default swap protection

At 30 June 2008, the Group had fair value exposures relating to CDS protection purchased from monoline financial guarantors in respect of two transactions:

•
Protection purchased from an entity (rated A2 negative/AA negative, as of the date of your letter) in respect of £500m super senior holding in a collateralised debt obligation (‘CDO’) of ABS (currently rated CCC+ watch negative/Ba1 watch negative, rated AAA/Aaa at origination).   The mark to market of the CDO of ABS at 30 June 2008 was £173m; the Group was, therefore, reliant on the monoline protection for £327m of the exposure.

•
Protection purchased from an entity (rated Aa3 negative/AA negative, as of the date of your letter) in respect of £200m holding in a Leveraged Loan collateralised loan obligation (‘CLO’) (rated AAA/Aaa). This is performing satisfactorily with strong credit

Appendix

enhancement (mark to market was £180m at 30 June 2008). Reliance upon the monoline protection was, therefore, calculated as £20m.

The £183m adverse credit valuation adjustment disclosed in the Company’s Form 6-K dated 30 July 2008 is calculated as the difference between the par value of the CDS and the aggregate of (i) the recovery value of the protection and (ii) the market value of the underlying collateral.

We continue to review closely our CDS exposure to the monoline financial guarantors.

Appendix

Comment 5
Note 46. Contingent liabilities and commitments, Legal Proceedings, page F-59

We refer to the third paragraph that states the Company has not made a provision with respect to historic US dollar payments that are being scrutinized by regulatory authorities in the United States and for which you do not expect the final outcome to have a material adverse affect on your financial position. Please tell us and in future filings provide the following information:

•
The disclosure required by paragraph 86 of lAS 37 with respect to the amount, timing and reimbursement possibility relating to contingencies when the possibility of economic outflows is other than remote.

•	An assessment as to whether the final outcome is expected to have a material effect on your results of operations.

•	The events or circumstances that existed as of 31 December 2007 which precluded the Company from recording a provision under paragraph 14 of lAS 37 with respect to these regulatory investigations.

•
Your consideration of paragraph 22(i) of IAS 10 with respect to disclosing the events which occurred after the reporting period ended 31 December 2007 that resulted in recording a contingent liability during the first half of 2008 for £180 million related to this regulatory investigation. Refer to the “Wholesale and International Banking, Legal Actions” section on page 10.

Response 5
The disclosure required by paragraph 86 of lAS 37 with respect to the amount, timing and reimbursement possibility relating to contingencies when the possibility of economic outflows is other than remote.

IAS 37 paragraph 10 states that “A contingent liability is … (b) a present obligation that arises from past events but is not recognised because: … (ii) the amount of the obligation cannot be measured with sufficient reliability.”

At 31 December 2007, the Group did not have sufficient information to reliably estimate the financial effect or the timing of any resolution in respect of the ongoing discussions with the Office of Foreign Assets Control, the US Department of Justice and the New York County District Attorney’s office and others and, accordingly, this matter was assessed to be a contingent liability.

As required by paragraph 86 of IAS 37, the Group disclosed a brief description of the nature of the contingent liability. However, in view of the wide range of outcomes that were possible, the Group concluded that it was not possible to provide a reliable estimate of the ultimate financial impact or its likely timing and to include any amounts based on a series of assumptions would have been potentially misleading.

An assessment as to whether the final outcome is expected to have a material effect on your results of operations.

Based upon current circumstances, we believe that the provision of £180 million remains adequate. We do not consider this provision to be material in the context of the Group’s 2007 results of operations (profit before tax of £4,000 million).

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The events or circumstances that existed as of 31 December 2007 which precluded the Company from recording a provision under paragraph 14 of lAS 37 with respect to these regulatory investigations.

As noted above, at 31 December 2007, discussions to resolve the matter were not sufficiently progressed to reliably estimate the cost to the Group of resolution.

Your consideration of paragraph 22(i) of IAS 10 with respect to disclosing the events which occurred after the reporting period ended 31 December 2007 that resulted in recording a contingent liability during the first half of 2008 for £180 million related to this regulatory investigation.  Refer to the “Wholesale and International Banking, Legal Actions” section on page 10.

As noted above, we do not believe that the £180 million provided subsequent to 31 December 2007 was material in the context of the Group’s 2007 results and, accordingly, did not adjust for or disclose the events which occurred after the reporting period ended 31 December 2007 in the financial statements.

 Appendix

Comment 6
Note 47, Financial Management Risk, page F-61

We refer to the  “Fair values of financial assets and liabilities” section on page F-68 that describes the valuation techniques for estimating market prices for certain financial instruments. Please tell us and provide in future filings the following information:

•
For trading and other financial assets at fair value through profit or loss that use, to the extent practical, observable market inputs, for fair values that are recognized in the financial statements, please state the following:

o	If changing one or more of the assumptions to reasonably possible alternative assumptions would change the fair value significantly.

o
If so, disclose the effect of such changes and the total amount of change in the fair value estimated using the valuation technique that was recognized through profit and loss during the year ended 31 December 2007.

o	Refer to the disclosure requirements in paragraph 27(c) and 27(d) of IFRS 7.

•	For derivative financial instruments that use cash flow and discounted pricing models, please provide the following:

o	The assumptions applied to determine the fair values of each class of derivative instrument. Refer to paragraph 27(a) of IFRS 7.

o	To the extent that the assumptions are based on unobservable market data, please provide the disclosure required by paragraph 27(c) and 27(d) of IFRS 7.

Response 6
For trading and other financial assets at fair value through profit or loss that use, to the extent practical, observable market inputs, for fair values that are recognized in the financial statements, please state the following:

•	If changing one or more of the assumptions to reasonably possible alternative assumptions would change the fair value significantly.

•
If so, disclose the effect of such changes and the total amount of change in the fair value estimated using the valuation technique that was recognized through profit and loss during the year ended December 31, 2007.

•	Refer to the disclosure requirements in paragraph 27(c) and 27(d) of IFRS 7.

At 31 December 2007, the changing of one or more of the assumptions used to determine the fair values that are recognised in the financial statements to reasonably possible alternative assumptions would not have changed the fair value recognised significantly.

This disclosure was provided in note 4 to the Company’s Form 6-K dated 30 July 2008 and a similar statement, or the disclosure required by paragraph 27(c) and 27(d) of IFRS 7, will be provided in future Form 20-F submissions.

Appendix

For derivative financial instruments that use cash flow and discounted pricing models, please provide the following:

•	The assumptions applied to determine the fair values of each class of derivative instrument. Refer to paragraph 27(a) of IFRS 7.

•	To the extent that the assumptions are based on unobservable market data, please provide the disclosure required by paragraph 27(c) and 27(d) of IFRS 7.

The Group determines the fair value of derivative financial instruments using standard cash flow discounting and option pricing models; the inputs into these models consist of readily available benchmark interest rates, counterparty credit spreads and price volatilities.

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Comment 7
General

Please advise us whether or not you have business with or conduct any lending to or in Iran, Syria, Cuba, North Korea or Sudan, countries that are identified as state sponsors of terrorism by the U.S. Department of State. Your response should include descriptions of business conducted through subsidiaries, joint ventures or other indirect arrangements, if any. If you have business with or in Iran, Syria, Cuba, North Korea and Sudan, we believe that you should disclose that in future public filings.

Response 7
Lloyds TSB Bank (the ‘Bank’) engages in, or has engaged in, business with entities and individuals in certain countries which the U.S. Department of State has designated as state sponsors of terrorism.  The Bank has adopted a conservative approach in relation to new business with counterparties in such countries and will only engage in new business in limited circumstances where the Group is satisfied concerning legal, compliance and reputational issues.

Our existing business with counterparties in or directly relating to these countries consists mostly of trade finance contracts, some of which have a number of years to run. In addition, a limited number of payments are made which relate to the designated countries, mainly in relation to trade finance contracts.  The Group has no existing business with North Korea. We do not believe that our business activities with entities in or directly relating to the countries so designated are material to our overall business or operations.

We note the Commission’s comments with regards to future filings and will consider what disclosure is appropriate.

Appendix

Comment 8
We note the references in your 20-F on pages 10 and F-59 to information that you have provided to the Office of Foreign Assets Control,  the Department of Justice and the New York County District Attorney's office. Please advise us whether or not the information provided to those offices involves lending to or business with or in Iran, Syria, Cuba, North Korea or Sudan. If these countries are involved, then you should disclose that in future disclosure documents that are filed with the SEC.

Response 8
As referred to in note 46 the Group has provided information to a number of US authorities in relation to the ongoing discussions. This information relates to business the Group may have or had with or in Iran, Syria, Cuba, North Korea and Sudan and primarily relates to historic US dollar payments and trade finance transactions.

We note the Commission’s comments with regards to future filings and we will consider what disclosure is appropriate.